1934 Act Registration No. 1- 14700
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2007
Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)
NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑                    Form 40-F ☐
( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82:_______)

News Release
SPIL Board of Directors Proposes NT$ 3.6 Dividend,
including NT$ 3.4 Cash Dividend and NT$ 0.2 Stock Dividend
Issued by: Siliconware Precision Industries Co., Ltd.
Issued on: March 22, 2007
Taichung, Taiwan, March 22, 2007—Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors, at which the Board adopted a proposal recommending distribution of NT$ 3.4 cash dividend per share and NT$ 0.2 stock dividend per share. The proposal will be discussed and brought to a vote at the Company’s regular shareholders’ meeting scheduled on June 13, 2007. The Board of Directors also approved:
1.	Approved the 2006 Business Report. Net sales for 2006 were NT$ 56,354 million, and net income was NT$ 13,329 million with diluted EPS of NT$ 4.61 per share.

2.	Approved a proposal for distribution of 2006 profits:
(1)	A dividend of NT$ 3.6 per share will be distributed to the common shareholders, including a cash dividend of NT$ 3.4 per share and a stock dividend of NT$ 0.2 per share.
(2)	Employees’ bonuses will be distributed in both cash and stock, including NT$ 821 million distributed in cash and NT$ 352 million distributed in stock.
(3)	After the distribution, SPIL’s total outstanding shares will increase by approximately 93.8 million shares.
(4)	Regarding the proposed cash and stock dividends, if the rate of dividends distribution of the outstanding shares is affected and changed due to factors such as the Company subsequently issues stocks to the holders of overseas convertible bonds who exercise their right of conversion into shares, it is requested that the shareholders’ meeting authorize the Board of Directors to handle such matters with full power.

3.	Approved a proposal of partial revision of Article 30-1 of the Company’s “Articles of Incorporation” as below:
The dividends distribution could be in stock or cash, but the cash dividend distribution ratio should be more than 50% of the total distributable dividends.

4.	Approved to schedule the 2007 Regular Shareholders’ meeting on June 13, 2007 in Taichung, Taiwan.
SPIL Spokesperson
Ms. Eva Chen, CFO
Tel: 886-4-25341525#1528
E-mail: evachen@spil.com.tw
For further information, please contact IR dept.
Ms. Janet Chen
Tel: 886-2-27028898#105
Fax: 886-2-27029268
E-mail: janet@spiltp.com.tw

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd
Date: March 22, 2007	By:	Ms. Eva Chen
Eva Chen
Chief Financial Officer